Syneron Reports Fourth Quarter and Full Year 2012 Results

Record quarterly revenue of $72.8 million, up 19% y/y

Non-GAAP Q4: Operating margin more than doubles to 7.8%; Net income of $4.1 million, or $0.11 per share, up from $1.1 million; Cash from operations of $8.8 million

Yokneam, Israel, February 12, 2013 – Syneron Medical Ltd. (NASDAQ:ELOS), the leading global aesthetic device company, today announced financial results for the three month and full year periods ended December 31, 2012.

Fourth Quarter 2012 Year-Over-Year Financial Highlights Include:

•	North America revenue of $30.6 million, up 46%
•	International revenue of $42.2 million, up 5%
•	EBU[1] segment revenue of $7.2 million, up 19%
•	Non-GAAP gross margin of 53.0%, down from 55.0%
•	PAD[2] segment non-GAAP operating margin of 12.3%, up from 10.1%
•	Non-GAAP EPS of $0.11, up from $0.03
•	Generated cash from operations of $8.8 million
•	Cash and investments portfolio of $136 million at December 31, 2012

Full Year 2012 Year-Over-Year Financial Highlights Include:

•	North America revenue of $93.2 million, up 20%
•	International revenue of $170.4 million, up 13%
•	EBU segment revenue of $27.1 million, up 35%
•	Non-GAAP gross margin of 54.2%, up from 54.1%
•	PAD segment non-GAAP operating margin of 10.4%, up from 8.1%
•	Non-GAAP EPS of $0.21, up from $0.07

Louis P. Scafuri, Chief Executive Officer of Syneron, commented, “We finished the year with a strong fourth quarter with record revenues. The PAD segment delivered robust revenue growth combined with enhanced operating leverage. Our network of subsidiaries and distribution partners contributed to solid international results, including strong performance in Asia. In North America, our team had particular success with the elōs Plus™ next generation multi-platform system and GentleMax Pro® multi-wavelength system, providing positive initial signs that our sales force restructuring strategy is on track. We also continued to roll out UltraShape in international markets and drive enrollment in the U.S. clinical trial. We remain on track for potential FDA clearance by the end of 2013.

“In the EBU, most of our products had a solid quarter and we made good progress with our initiatives to closely monitor our investments and narrow segment losses. This resulted in sequential improvements in EBU segment gross margin and operating margin, putting us on track to achieve our goal to reach breakeven operating results in the latter part of 2013. We also look forward to the first quarter 2013 launch of the mē home-use hair removal system in the U.S.”

Revenue: Fourth quarter 2012 revenue was $72.8 million, an increase of 19.2% compared to $61.0 million in the fourth quarter of 2011. The year-over-year revenue growth was driven by ongoing new product adoption and new products in the PAD segment, combined with continued growth in EBU segment revenue.

Non-GAAP Financial Highlights for the Fourth Quarter Ended December 31, 2012:

Gross Margin for the fourth quarter 2012 was 53.0%, compared to 55.0% in fourth quarter 2011, primarily due to a higher mix of lower margin system sales in the PAD segment and a slight year-over-year decline in EBU gross margin, partially offset by a higher production and sales volume and recently implemented costs cutting and efficiency measures.

Operating Income for the fourth quarter 2012 was $5.7 million, up from $2.2 million in fourth quarter 2011, representing an operating margin of 7.8% of revenue in the fourth quarter 2012, compared to 3.5% in the fourth quarter 2011.

Net Income for the fourth quarter 2012 was $4.1 million, up from $1.1 million in fourth quarter 2011.

Earnings Per Share for the fourth quarter 2012 was $0.11, up from $0.03 in the fourth quarter 2011.

Net income and earnings per share for the fourth quarter 2012 are adjusted to exclude the following items, which are detailed in the Company's financial tables:

-	Amortization of acquired intangible assets of $1.9 million
-	Stock-based compensation of $1.4 million
-	Other non-recurring costs of $4.1 million
-	Income tax adjustment benefit of $8.5 million

GAAP Financial Highlights for the Fourth Quarter Ended December 31, 2012:

Gross Margin for the fourth quarter 2012 was 49.5%, compared to 46.3% in fourth quarter 2011, primarily due to a higher mix of lower margin system sales in the PAD segment and a slight year-over-year decline in EBU gross margin, partially offset by a higher production and sales volume and recently implemented costs cutting and efficiency measures.

Operating Loss for the fourth quarter 2012 was $1.7 million, compared to $8.2 million in fourth quarter 2011.

Net Income for the fourth quarter 2012 was $5.2 million, compared to a net loss of $8.0 million in fourth quarter of 2011.

Earnings Per Share for the fourth quarter 2012 was $0.15, compared to a loss per share of $(0.23) in fourth quarter 2011.

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Fourth quarter 2012 GAAP net income and earnings per share includes a one-time net tax benefit of $6.8 million, or $0.19 per share.

The fourth quarter 2011 results include the effect of a $3.2 million expense associated with a voluntary field action related to the LiteTouch dental laser systems, which was initiated after the issuance of our fourth quarter 2011 earnings press release, but was recorded in our 2011 GAAP financial statements, since it related to conditions that existed at the balance sheet date of December 31, 2011, but prior to the issuance of our 2011 GAAP financial statements.

Cash Position: As of December 31, 2012, the Company’s cash and investments portfolio was $136 million.

Hugo Goldman, Chief Financial Officer of Syneron, commented, “During the quarter we continued to carefully manage expenses in both segments of our business, with a focus on enhancing efficiency. PAD segment non-GAAP operating margin was 12.3% in the fourth quarter, demonstrating the leverage potential we have as we continue to expand sales of our higher margin products and consumables. On a consolidated basis, we generated $8.8 million in cash from operations and continue to have a strong balance sheet.”

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Unaudited Non-GAAP segment results for the three months ended December 31, 2012 and 2011 (in thousands):

	For the three-months ended
	December 31,	% of	December 31,	% of	% of
	2012	Revenues	2011	Revenues	Change

Revenues

PAD	$65,605	90.2%	$55,051	90.2%	19.2%
EBU	7,155	9.8%	5,990	9.8%	19.4%

Total revenues	$72,760	100.0%	$61,041	100.0%	19.2%

Operating income (loss)

PAD	$8,055	12.3%	$5,575	10.1%	44.5%
EBU	(2,353)	(32.9)%	(3,422)	(57.1)%	(31.2)%

Total operating income	$5,702	7.8%	$2,153	3.5%	164.8%

Unaudited Non-GAAP segment results for the twelve months ended December 31, 2012 and 2011 (in thousands):

	For the twelve-months ended
	December 31,	% of	December 31,	% of	% of
	2012	Revenues	2011	Revenues	Change

Revenues

PAD	$236,516	89.7%	$208,401	91.2%	13.5%
EBU	27,106	10.3%	20,041	8.8%	35.3%

Total revenues	$263,622	100.0%	$228,442	100.0%	15.4%

Operating income (loss)

PAD	$24,497	10.4%	$16,835	8.1%	45.5%
EBU	(13,294)	(49.0)%	(12,538)	(62.6)%	6.0%

Total operating income (loss)	$11,203	4.2%	$4,297	1.9%	160.7%

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Unaudited GAAP segment results for the three months ended December 31, 2012 and 2011 (in thousands):

	For the three-months ended
	December 31,	% of	December 31,	% of	% of
	2012	Revenues	2011	Revenues	Change

Revenues

PAD	$65,605	90.2%	$55,021	90.2%	19.2%
EBU	7,155	9.8%	5,990	9.8%	19.4%

Total revenues	$72,760	100.0%	$61,011	100.0%	19.3%

Operating income (loss)

PAD	$1,152	1.8%	$(1,412)	(2.6)%	(181.6)%
EBU	(2,851)	(39.8)%	(6,739)	(112.5)%	(57.7)%

Total operating loss	$(1,699)	(2.3)%	$(8,151)	(13.4)%	(79.2)%

Unaudited GAAP segment results for the twelve months ended December 31, 2012 and 2011 (in thousands):

	For the twelve-months ended
	December 31,	% of	December 31,	% of	% of
	2012	Revenues	2011	Revenues	Change

Revenues

PAD	$236,516	89.7%	$208,280	91.2%	13.6%
EBU	27,106	10.3%	20,041	8.8%	35.3%

Total revenues	$263,622	100.0%	$228,321	100.0%	15.5%

Operating income (loss)

PAD	$7,393	3.1%	$(33,001)	(15.8)%	(122.4)%
EBU	(15,161)	(55.9)%	(15,855)	(79.1)%	(4.4)%

Total operating loss	$(7,768)	(2.9)%	$(48,856)	(21.4)%	(84.1)%

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Use of Non-GAAP Measures

This press release provides financial measures for gross margin, operating margin, operating income (loss), net income (loss), earnings (loss) per share, which exclude one-time expenses relating to the mergers with Candela Corporation and Primaeva Medical Inc., an expense charge related to stock-based compensation and amortization, one-time severance and other one-time charges and non-recurring costs, and non-recurring costs associated with the voluntary field action regarding the LiteTouch Dental Laser Product in Europe, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, operating margin, operating income (loss), net income (loss) and earnings (loss) per share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses non-GAAP measures when evaluating the business internally and, therefore, felt it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Conference call

Syneron management will host its fourth quarter and full year 2012 earnings conference call today at 8:00 a.m. ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.investors.syneron.com. To access the call, enter the Syneron Investor Relations website, then click on the webcast link “Q4 2012 Results Webcast.”

Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-844-6886 in the U.S., and 970-315-0315 from overseas. The conference pass code is: 91695614.

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the U.S. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

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In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document. Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change. However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so. The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

Syneron, the Syneron logo, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

1 – EBU: Emerging Business Units. Products in the EBU include mē home-use hair removal system, elure Advanced Skin Brightening products, Tända LED systems, Light Instruments’ dental laser devices along with pipeline products that include Fluorinex teeth whitening and fluorination.

2 – PAD: Professional Aesthetic Device segment, which includes the results of the Syneron and Candela device businesses.

Syneron Contacts:

Hugo Goldman, Chief Financial Officer, Syneron Medical

Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group

646-536-7020

Email: zkubow@theruthgroup.com

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Syneron Medical Ltd.

Unaudited Condensed Consolidated Statements of Loss

(in thousands, except per share data)

	For the three-months ended		For the twelve-months ended
	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Revenues	$72,760	$61,011	$263,622	$228,321
Cost of revenues	36,715	32,786	127,182	113,472

Gross profit	36,045	28,225	136,440	114,849

Operating expenses:
Sales and marketing	18,685	19,798	77,795	69,433
General and administrative	8,701	7,979	34,188	33,730
Research and development	8,306	6,783	29,936	28,334
Other expenses (income), net	2,052	1,816	2,289	32,208

Total operating expenses	37,744	36,376	144,208	163,705

Loss from operations	(1,699)	(8,151)	(7,768)	(48,856)

Financial Income (Expenses), net	(49)	127	925	1,015
Other income	-	-	-	35

Total other income	(49)	127	925	1,050

Loss before taxes on income	(1,748)	(8,024)	(6,843)	(47,806)

Taxes on income	(6,700)	121	(4,502)	3,944

Income (Loss) before non-controlling interest	4,952	(8,145)	(2,341)	(51,750)

Net loss attributable to non-controlling interest	222	104	998	955

Income (Loss) attributable to Syneron shareholders	$5,174	$(8,041)	$(1,343)	$(50,795)

Income (Loss) per share:

Basic
Income (Loss) before non-controlling interest	$0.14	$(0.23)	$(0.07)	$(1.47)
Net loss attributable to non-controlling interest	0.01	-	0.03	0.03
Net loss attributable to Syneron shareholders	$0.15	$(0.23)	$(0.04)	$(1.44)

Diluted
Income (Loss) before non-controlling interest	$0.14	$(0.23)	$(0.07)	$(1.47)
Net loss attributable to non-controlling interest	0.01	-	0.03	0.03
Net Income (loss) attributable to Syneron shareholders	$0.15	$(0.23)	$(0.04)	$(1.44)

Weighted average shares outstanding:
Basic	35,587	35,307	35,475	35,158

Diluted	35,808	35,307	35,475	35,158

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Syneron Medical Ltd.

Condensed Consolidated Balance Sheets

(in thousands)

	December 31,	December 31,
	2012	2011 (*)

Assets

Current assets:
Cash and cash equivalents	$66,359	$62,319
Short-term bank deposits	20,520	23,771
Available-for-sale marketable securities	41,136	70,463
Trade receivable, net	50,023	43,300
Other accounts receivables and prepaid expenses	9,837	8,891
Inventories, net	36,862	31,169

Total current assets	224,737	239,913

Long-term assets:
Severance pay fund	600	295
Long-term deposits and others	1,879	2,118
Long-term available-for-sale marketable securities	7,966	15,590
Investments in affiliated companies	1,000	200
Property and equipment, net	6,148	4,155
Intangible assets, net	30,433	31,813
Goodwill	25,219	18,867
Deferred taxes	21,116	10,060

Total long-term assets	94,361	83,098

Total assets	$319,098	$323,011

Liabilities and Stockholders' Equity

Current liabilities:
Short term bank credit	$-	$1,082
Accounts payable	19,926	21,094
Deferred Revenues	11,986	11,550
Other accounts payable and accrued expenses	50,125	41,704

Total current liabilities	82,037	75,430

Long-term liabilities:
Contingent consideration liability	6,750	2,535
Deferred Revenues	3,924	4,112
Warranty Accruals	472	564
Accrued severance pay	691	496
Deferred taxes	3,095	5,182

Total long-term liabilities	14,932	12,889

Stockholders' equity:	222,129	234,692

Total liabilities and stockholders' equity	$319,098	$323,011

(*) Derived from audited financial statements

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Syneron Medical Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	For the twelve-months ended:

	December 31,	December 31,
	2012	2011
Cash flows from operating activities:
Net loss before non-controlling interest	$(2,341)	$(51,750)
Adjustments to reconcile net loss to net cash used by operating activities:
Share-based compensation	4,734	3,400
Depreciation and amortization	11,014	10,048
Impairments of intangible assets and goodwill	3,820	123
Realized loss, changes in accrued interest and amortization of premium (discount) on marketable securities	(806)	1,565
Impairment of investment in affiliated company	200	9,387
Revaluation of contingent liability	(1,910)	(8,830)
Changes in operating assets and liabilities
Trade receivable, net	(6,697)	(2,833)
Inventories, net	(7,072)	(8,581)
Other accounts receivables	839	(984)
Deferred taxes	(12,064)	(179)
Accrued severance pay, net	(136)	(19)
Accounts payable	(2,134)	4,467
Deferred revenue	406	(3,852)
Accrued warranty accruals	676	(299)
Other accrued liabilities	440	3,640

Net cash used in operating activities	(11,031)	(44,697)

Cash flows from investing activities:
Purchases of property and equipment	(2,085)	(2,116)
Proceeds from the sale or maturity of available-for-sale marketable securities	71,032	148,612
Purchase of available-for-sale marketable securities	(33,281)	(83,584)
Investments in short-term bank deposits, net	3,249	(22,579)
Investments in affiliated company	(1,000)	-
Net cash paid in acquisition of subsidiaries	(15,050)	-
Other investing activities	(202)	326

Net cash provided by investing activities	22,663	40,659

Cash flows from financing activities:
Short term bank credit, net	(1,082)	(1,655)
Acquisition of shares held by non-controlling shareholders of a subsidiary	(7,200)	(571)
Proceeds from exercise of stock options	1,950	4,054

Net cash provided by (used in) financing activities	(6,332)	1,828

Effect of exchange rates on cash and cash equivalents	(1,260)	708

Net increase (decrease) in cash and cash equivalents	4,040	(1,502)

Cash and cash equivalents at beginning of period	62,319	63,821

Cash and cash equivalents at end of period	$66,359	$62,319

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Syneron Medical Ltd.

Unaudited Non-GAAP Financial Measures and Reconciliation

(in thousands, except per share data)

	For the three-months ended		For the twelve-months ended
	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

GAAP operating loss	$(1,699)	$(8,151)	$(7,768)	$(48,856)

Legal settlement costs	-	-	-	33,900
Stock-based compensation	1,373	947	4,738	3,400
Amortization of intangible assets	1,902	1,920	7,772	7,936
Merger and other non-recurring items	4,126	7,437	6,461	7,917

Non-GAAP operating income	$5,702	$2,153	$11,203	$4,297

GAAP net Income (Loss) attributable to Syneron shareholders	$5,174	$(8,041)	$(1,343)	$(50,795)

Legal settlement costs	-	-	-	33,900
Stock-based compensation	1,373	947	4,738	3,400
Amortization of intangible assets	1,902	1,920	7,772	7,936
Merger and other non-recurring items	4,126	7,437	6,461	7,917
Income tax adjustments	(8,475)	(1,195)	(10,111)	117

Non-GAAP net income attributable to Syneron shareholders before non-controlling interest	$4,100	$1,068	$7,517	$2,475

Income (Loss) per share:

Basic
GAAP net Income (Loss) per share attributable to Syneron shareholders	$0.15	$(0.23)	$(0.04)	$(1.44)

Legal settlement costs	-	-	-	0.96
Stock-based compensation	0.04	0.03	0.13	0.10
Amortization of intangible assets	0.05	0.05	0.22	0.23
Merger and other non-recurring items	0.12	0.21	0.18	0.23
Income tax adjustments	(0.24)	(0.03)	(0.29)	0.00

Non-GAAP net income per share attributable to Syneron shareholders	$0.12	$0.03	$0.21	$0.07

Diluted
GAAP net Income (Loss) attributable to Syneron shareholders	$0.14	$(0.22)	$(0.04)	$(1.41)

Legal settlement costs	-	-	-	0.94
Stock-based compensation	0.04	0.03	0.13	0.09
Amortization of intangible assets	0.05	0.05	0.22	0.22
Merger and other non-recurring items	0.12	0.21	0.18	0.22
Income tax adjustments	(0.24)	(0.03)	(0.28)	0.00

Non-GAAP net income per share attributable to Syneron shareholders	$0.11	$0.03	$0.21	$0.07

Weighted average shares outstanding:

Basic	35,587	35,307	35,475	35,158

Diluted	35,807	35,854	35,881	35,946

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